UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

SUPPORT.COM, INC.
(Name of Registrant as Specified in Its Charter)

VIEX OPPORTUNITIES FUND, LP – SERIES ONE
VIEX GP, LLC
VIEX CAPITAL ADVISORS, LLC
BLR PARTNERS LP
BLRPART, LP
BLRGP INC.
FONDREN MANAGEMENT, LP
FMLP INC.
ERIC SINGER
BRADLEY L. RADOFF
JOSHUA E. SCHECHTER
RICHARD BLOOM
BRIAN J. KELLEY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 5, 2016

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

_____________, 2016

Dear Fellow Stockholder:

VIEX Opportunities Fund, LP – Series One, part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, and the other participants in this solicitation (collectively, “VIEX” or “we”) are the beneficial owners of an aggregate of 8,181,218 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Support.com, Inc., a Delaware corporation (the “Company”), representing approximately 14.9% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our five nominees at the annual meeting of stockholders scheduled to be held on Friday, June 24, 2016, at 10:00 a.m. Pacific Time, at the Hyatt House Belmont/Redwood Shores hotel located at 400 Concourse Drive, Belmont, California 94002 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We are seeking representation on the Board because we believe that the Board should include stockholder representatives who have appropriate and relevant skill sets, independence and a shared objective of enhancing value for the benefit of all of the Company’s stockholders. The individuals we have nominated are highly qualified, capable and committed to serve stockholders to help make Support.com a stronger, more profitable and more valuable company.

Our interests are fully aligned with the interests of all Support.com stockholders. We believe there is significant value to be realized at Support.com. However, we are concerned that the Board is not taking the appropriate actions to address the Company’s perennial underperformance and unlock value for the benefit of all stockholders. Given the Company’s history of poor financial and stock price performance and failed execution under the oversight of the incumbent Board (which now includes three recent additions who were unilaterally appointed without stockholder input), we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Support.com, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s stockholders realize maximum value for their investment.

There are six directorships up for election at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our five nominees in opposition to the Company’s director nominees. The enclosed Proxy Statement is soliciting proxies to elect only our five nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the GOLD proxy card will only be able to vote for our five nominees and will not have the opportunity to vote for the one other seat up for election at the Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. Your vote to elect our nominees will have the legal effect of replacing five incumbent directors with our nominees.  If at least four of our nominees are elected, they will constitute a majority of the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being mailed to the stockholders on or about [              ], 2016.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

/s/ Eric Singer

Eric Singer
VIEX Opportunities Fund, LP – Series One

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct: (203) 658-9400
Email: VIEX@morrowco.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 5, 2016

2016 ANNUAL MEETING OF STOCKHOLDERS
OF
SUPPORT.COM, INC.

PROXY STATEMENT
OF
VIEX OPPORTUNITIES FUND, LP – SERIES ONE

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

VIEX Opportunities Fund, LP – Series One (“Series One”), part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, and the other participants in this solicitation (collectively, “VIEX” or “we”) are significant stockholders of Support.com, Inc., a Delaware corporation (“Support.com” or the “Company”), who collectively own an aggregate of 8,181,218 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders, the true owners of Support.com, are appropriately represented in the boardroom.  We have nominated five directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held on Friday, June 24, 2016, at 10:00 a.m. Pacific Time, at the Hyatt House Belmont/Redwood Shores hotel located at 400 Concourse Drive, Belmont, California 94002 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect VIEX’s five (5) director nominees, Richard Bloom, Brian J. Kelley, Bradley L. Radoff, Joshua E. Schechter and Eric Singer (each a “Nominee” and, collectively, the “Nominees”), to the Board as directors to serve until the 2017 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.	To hold an advisory vote on the compensation of the Company’s named executive officers for the year ended December 31, 2015;

3.	To hold a vote on the approval of the amendment and restatement of the Support.com 2010 Equity and Performance Incentive Plan (the “Restated Equity Plan”);

4.
To approve an amendment to the Company’s Restated Certificate of Incorporation, as amended (the “Charter”), to effect a reverse stock split of the Company’s outstanding Common Stock and Common Stock held in treasury, within a range of one-for-three (1:3) to one-for-seven (1:7);

5.
Subject to approval of Proposal No. 4 above, to approve an amendment to the Charter to reduce proportionally the total number of shares of Common Stock that the Company is authorized to issue using the same split factor that is ultimately used in the reverse stock split contemplated by Proposal No. 4;

6.	To vote on the ratification the adoption of the Company’s Section 382 Tax Benefits Preservation Plan (the “NOL Plan”);

7.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016;

8.	To vote on a limited authorization to adjourn the Annual Meeting if there are not sufficient votes to approve Proposal No. 4 and Proposal No. 5; and

9.	To transact such other business as may properly be brought before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the GOLD proxy card will only be able to vote for VIEX’s five Nominees.  See “Voting and Proxy Procedures” below for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

Series One, VIEX GP, LLC, a Delaware limited liability (“VIEX GP”), VIEX Capital Advisors, LLC, a Delaware limited liability company (“VIEX Capital”), BLR Partners LP, a Texas limited partnership (“BLR Partners”), BLRPart, LP, a Texas limited partnership (“BLRPart GP”), BLRGP Inc., a Texas S corporation (“BLRGP”), Fondren Management, LP, a Texas limited partnership (“Fondren Management”), FMLP Inc., a Texas S corporation (“FMLP”), Eric Singer, Bradley L. Radoff, Joshua E. Schechter, Richard Bloom and Brian J. Kelley are members of a group (the “Group”) formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

The Company has set the close of business on May 11, 2016 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 900 Chesapeake Drive, 2nd Floor, Redwood City, California 94063.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there will be approximately 55,052,818 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, VIEX will own an aggregate of 8,181,218 shares of Common Stock, which represents approximately 14.9% of the outstanding shares.  We intend to vote such shares FOR the election of the Nominees, in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) with respect to the approval of the advisory vote on the compensation of the Company’s named executive officers, in accordance with the recommendation of ISS with respect to the approval of the Restated Equity Plan, FOR the approval of the amendment to the Charter to effect a reverse stock split; FOR the approval of the amendment to the Charter to reduce proportionally the total number of shares of Common Stock that the Company is authorized to issue following the reverse stock split contemplated by Proposal No. 4, in accordance with the recommendation of ISS with respect to the ratification of the NOL Plan, FOR the ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016, and in accordance with the recommendation of ISS with respect to the limited authorization to adjourn the Annual Meeting if there are not sufficient votes to approve Proposal No. 4 and Proposal No. 5, as described herein.

THIS SOLICITATION IS BEING MADE BY VIEX AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to the stockholders on or about [              ], 2016.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
www.morrowco.com/proxymaterials

IMPORTANT
Your vote is important, no matter how many shares of Common Stock you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees and in accordance with VIEX’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to VIEX c/o Morrow & Co., LLC (“Morrow”) in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct: (203) 658-9400
Email: VIEX@morrowco.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of the material events leading up to this proxy solicitation:

•	In May 2014, certain members of VIEX initially acquired shares of Common Stock of Support.com.

•
In August 2015, Bradley L. Radoff engaged in multiple telephone conversations with Elizabeth Cholawsky, the Company’s President, Chief Executive Officer and a director, and Roop Lakkaraju, the Company’s Executive Vice President, Chief Financial Officer and Chief Operating Officer. During the call, the parties discussed VIEX’s concerns regarding the failure of the Company’s cloud-based software as a service (SaaS) offering Nexus to gain traction and the Company’s ongoing losses.

•
On September 10, 2015, representatives of VIEX attended the Company’s Investor Day in Redwood City, California. At the Investor Day, representatives of VIEX met with Dr. Cholawsky and Mr. Lakkaraju to discuss the Company’s corporate strategy.

•
In September 2015, representatives of VIEX engaged in multiple telephone conversations with Dr. Cholawsky. During these conversations, the parties discussed the Company’s continuing losses and VIEX’s concerns that the Company lacks a viable long-term operating plan.

•
On October 5, 2015, VIEX filed its initial Schedule 13D with the Securities and Exchange Commission (“SEC”) disclosing a 10.5% ownership position in the Company. VIEX also stated its intent to engage in discussions with the Board regarding means to maximize stockholder value, including engaging a recognized investment bank to undertake a thorough review of all strategic alternatives, and the composition of the Board.

•	On October 8, 2015, Joshua E. Schechter engaged in a telephone conversation with Dr. Cholawsky to discuss VIEX’s concerns with the Company.

•
On October 9, 2015, VIEX issued an open letter to the Board noting the loss of stockholder value under the incumbent Board’s watch, including an approximately 40% decline in share price in 2015. VIEX advised the Board not to engage in any material transaction without stockholder approval or prior to stockholders having an opportunity to vote on the composition on the Board. VIEX also made clear that it stood by ready to work constructively with the Board to help address the problems facing the Company. Also on October 9, 2015, VIEX filed an amendment to its Schedule 13D disclosing a 12.3% ownership position in the Company and the issuance of the letter to the Board.

•
On October 12, 2015, Mr. Schechter engaged in a telephone conversation with Dr. Cholawsky to discuss the framework of a potential settlement to reconstitute the Board and avoid a proxy contest at the Annual Meeting.

•
On October 14, 2015, the Company announced that, effective October 13, 2015, the Board adopted a stockholder rights agreement, or poison pill, generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock, subject to certain exceptions.

•
On October 15, 2015, VIEX filed an amendment to its Schedule 13D disclosing a 13.5% ownership position in the Company and criticizing the Board’s decision to unilaterally adopt the poison pill without stockholder approval. VIEX also stated its belief that rather than spending stockholder capital on entrenchment mechanisms, the Board should retain an investment bank to undertake a thorough review of strategic alternatives.

•
On October 20, 2015, Mr. Schechter engaged in a telephone conversation with Jim Stephens, Chairman of the Board. During the call, Mr. Schechter expressed VIEX’s concerns with the Company’s cash-burn and lack of clarity on its financial outlook. The parties also discussed VIEX’s concerns that the market has not been receptive to the Company’s business strategy.

•
On October 29, 2015, VIEX received a letter from Mr. Stephens on behalf of the Board regarding the October 12, 2015 meeting between Mr. Schechter and Dr. Cholawsky. In the letter, the Board informed VIEX that it had rejected VIEX’s proposed terms for a settlement framework and the Company did not offer a counter proposal. Mr. Stephens concluded the letter with “it is the determination of our Board that your current proposal does not provide the basis for us to discuss a resolution.”

•
Also on October 29, 2015, VIEX issued a letter to the Board urging the Board to stop wasting corporate resources on entrenchment and to engage with VIEX to address the Company’s serious issues including operating performance, the reconstitution of the Board and the engagement of a financial advisor to fully explore strategic alternatives. Also on October 29, 2015, VIEX filed an amendment to its Schedule 13D disclosing a 14.8% ownership position in the Company and the issuance of the letter to the Board.

•	In November 2015, Mr. Radoff had multiple telephone conversations with representatives of Support.com regarding the composition of the Board.

•
On November 10, 2015, VIEX issued a letter to the Board informing the Board of VIEX’s receipt of numerous emails and phone calls in support of VIEX’s efforts to improve the Company and that many stockholders have expressed support for the removal of the incumbent Board. VIEX also called on the Board to call a special meeting of stockholders at the earliest possible date to enable stockholders to establish a clear mandate for the Company. In addition, VIEX stated it intended to hold each member of the Board personally liable to the fullest extent permitted by law if the Board enters into a transaction, reverse merger, equity offering or any other material transaction without stockholder approval. Also on November 10, 2015, VIEX filed an amendment to its Schedule 13D disclosing the issuance of the letter to the Board.

•
On December 4, 2015, VIEX received a proposed settlement framework from the Company that contemplated expanding the size of the Board from six (6) to eight (8) members, appointing two mutually agreeable candidates to the Board, having one (1) incumbent member of the Board not stand for re-election at the Annual Meeting and reducing the Board to seven (7) members following the Annual Meeting.

•
On December 10, 2015, the Company announced that, effective December 10, 2015, the Board approved amendments to amend and restate the Bylaws to, among other things, include new advance notice provisions for valid director nominations and business proposals by stockholders.

•	On December 18, 2015, Mr. Radoff had a telephone conversation with Dr. Cholawsky and Mr. Lakkaraju during which Mr. Radoff suggested Richard Bloom and Mr. Schechter as director candidates.

•	On December 23, Mr. Radoff received a letter from Dr. Cholawsky indicating her belief that Messrs. Bloom and Schechter would not be valuable additions to the Board.

•	On December 28, 2015, Mr. Bloom met with Dr. Cholawsky in Thousand Oaks, California. During the meeting, the parties discussed Mr. Bloom’s candidacy for the Board.

•
On January 6, 2016, Eric Singer met with Dr. Cholawsky in Las Vegas at the CES consumer electronics tradeshow to discuss VIEX’s concerns with the Company. Specifically, Mr. Singer expressed VIEX’s belief that Messrs. Bloom and Schechter would be valuable additions to the Board and could bring fresh perspectives to the Company’s strategy and business plan. No mention of a potential proxy contest was made.

•
January 9, 2016, Mr. Bloom met with Mark Fries, the then Chairman of the Nominating and Corporate Governance Committee of the Board, in North Hollywood, California. During the meeting, the parties discussed Mr. Bloom’s candidacy for the Board.

•
On January 13, 2016, Mr. Schechter held a video conference interview with Mr. Stephens and Dr. Cholawsky during which the parties discussed Mr. Schechter’s candidacy for the Board. The parties also discussed VIEX’s concerns that the market has not been receptive to the Company’s business strategy.

•	On January 23, 2016, Mr. Radoff received an e-mail from Dr. Cholawsky informing him that the Company had rejected Messrs. Bloom and Schechter as candidates to the Board.

•
On January 25, 2016 VIEX issued an open letter to Mr. Stephens in response to the Board’s decision to reject two highly-qualified candidates, Messrs. Bloom and Schechter, recommended by VIEX to the Board. In addition, VIEX explained its concern that after two months of attempted negotiations the Board determined that a group that owns approximately 15% of the Company should be refused a single Board seat, especially considering the incumbents have presided over a company with poor share price performance and a significantly negative enterprise value. Also on January 25, 2016, VIEX filed an amendment to its Schedule 13D disclosing the issuance of the letter to Mr. Stephens.

•	On February 18, 2016, Mr. Schechter spoke with Mr. Stephens to discuss how to avoid a proxy contest.

•
Also on February 18, 2016, the Company received a letter from the Nasdaq Stock Market notifying the Company that it was no longer in compliance with Marketplace Rule 5450(a)(1), as the bid price of the Company’s Common Stock closed below the minimum $1.00 per share for the 30 consecutive business days preceding February 18, 2016.

•
On March 7, 2016, the Company announced that Mr. Fries had resigned from the Board, effective March 4, 2016. The Company also announced that effective March 4, 2016, Tim Stanley was appointed to the Board.

•
Also on March 7, 2016, Messrs. Radoff, Schechter and Singer engaged in a conversation with Mr. Stephens during which the parties discussed VIEX’s concerns with the viability of the Company’s Nexus offering.

•
On March 15, 2016, the Company announced that directors Martin O’Malley and Shawn Farshchi had resigned from the Board, effective March 14, 2016. The Company also announced that effective March 14, 2016, Elizabeth Fetter and Lowell Robinson were appointed to the Board.

•
On March 25, 2016, Series One delivered a letter to the Issuer nominating Richard Bloom, Brian J. Kelley, Bradley L. Radoff, Joshua E. Schechter and Eric Singer for election to the Board at the Annual Meeting.

•
On March 29, 2016, VIEX issued a press release announcing the nomination of the Nominees to the Board. In addition, VIEX expressed its concerns that despite the Board’s recent additions, VIEX believes that the Company’s operating losses will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added to the Board. Also on March 29, 2016, VIEX filed an amendment to its Schedule 13D disclosing the nomination of the Nominees and the issuance of the press release.

•
On April 21, 2016, the Company announced that, effective as of the close of business on April 20, 2016, the Company terminated the poison pill that was adopted on October 13, 2015. The Company also announced that on April 20, 2016 the Board adopted the NOL Plan generally preventing stockholders from acquiring 4.99% or more of the Company’s outstanding Common Stock without receiving Board approval.

•	On April 22, 2016, the Company filed its preliminary proxy statement.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE TO SUPPORT.COM’S BOARD IS NEEDED NOW

Collectively, as the largest stockholder of Support.com, with ownership of approximately 14.9% of the Company’s outstanding shares, VIEX has a vested financial interest in maximizing the value of the Company.

Over the past six months, we have made multiple attempts to lead a constructive dialogue with Support.com’s Board and management team. Our efforts were met with apparent defensive and reactive changes, such as the unilateral appointment of directors Elizabeth Fetter, Lowell Robinson and Tim Stanley and the unilateral adoption of the stockholder rights agreement, or poison pill (which has since been replaced by the NOL Plan), without stockholder approval.

 We have privately and publicly articulated our concerns regarding the Company, including its poor stock price performance, negative enterprise value and seemingly flawed business strategy. We are concerned that Support.com will continue to underperform until the Board is reconstituted with representatives whose interests are better aligned with those of the Company’s stockholders. We believe it is evident that real and immediate change is needed on the Board to ensure that the interests of stockholders, the true owners of the Company, are appropriately represented in the boardroom. If our Nominees are elected, the paramount objective of the Board will be maximizing stockholder value. Our Nominees are committed to taking the necessary steps to ensure stockholder value is realized, including by conducting a full review of all operations, reducing corporate expenses and undertaking a full strategic alternatives review process.

We Are Concerned with the Company’s Poor Stock Performance under the Leadership of the Incumbent Board and Management Team

The Company’s total shareholder returns have been negative over the past one, three, five and ten-year periods. Over each such period, Support.com has significantly trailed the NASDAQ Composite Index and the NASDAQ Computer Index.

	SPRT	NASDAQ Composite Index	NASDAQ Computer Index
1-year	-43%	-2%	0%
3-year	-76%	55%	70%
5-year	-83%	84%	88%
10-year	-79%	135%	135%

Source: Bloomberg, calculated as of April 25, 2016.

It is evident to us that the significant destruction of stockholder value that has persisted over the near and long term under the leadership of the incumbent Board (which now includes three recent additions who were unilaterally appointed without stockholder input) warrants a complete overhaul in the boardroom.

We Are Concerned the Incumbent Board is Committed to a Strategy that has been Rejected by the Market

Since the Company’s Q1 2014 earnings call, during which Chairman Stephens (who was also Interim CEO at the time) announced the beta testing of the Company’s next generation cloud-based software as a service (SaaS) offering Nexus, the Company’s stock price has declined approximately 61.5%1, leading us to believe that the market has rejected the Nexus strategy. Per the Company’s own guidance, the Company is not expected to achieve a breakeven run-rate until the end of 20182 under its existing strategy, which we do not find particularly encouraging, especially considering Nexus has already fallen behind projections. For example, in the Company’s Q3 2015 earnings release, the Company disclosed “Nexus is on a path to meet the Company’s 2015 year-end goals of 1,300 to 1,700 seats and $1 million in annual recurring revenue.”3 The actual results for 2015 were 727 seats and $488,000 in annual recurring revenue.4 At the same time, Support.com’s cash balances are being depleted in furtherance of the strategy, declining from approximately $75.5 million at the end of Q1 20145 to an estimated $50 to $52 million at year end 2016. 6

1 Calculated from April 30, 2014 to April 26, 2016.
2 Company Q4 2015 Earnings Call on February 17, 2016.
3 Company Press Release issued October 28, 2015.
4 Company Q4 2015 Earnings Call on February 17, 2016.
5 Company 10-Q filed May 8, 2014.
6 Company Q4 2015 Earnings Call on February 17, 2016.

We Are Concerned with the Company’s Poor Corporate Governance Practices and Limitations of Stockholder Rights

We are extremely concerned by the Board’s defensive and reactionary approach to our involvement that we believe limits stockholders’ rights. Shortly after the filing of our initial Schedule 13D, the Board unilaterally adopted a stockholder rights agreement, or poison pill, which effectively prevented stockholders from acquiring 15% or more of the Company’s outstanding Common Stock. Then, just one day prior to filing its preliminary proxy statement, the Company announced that the Board had adopted the NOL Plan effectively preventing stockholders from acquiring 4.99% or more of the Company’s outstanding Common Stock without Board approval. In addition, the Board unilaterally adopted numerous amendments to the Bylaws, including new advance notice provisions for valid director nominations and business proposals by stockholders, in an apparent attempt to make it more difficult and costly for stockholders to bring business before meetings. We do not believe the Board should utilize the Company’s corporate machinery to insulate itself.

Further, we are disappointed the Board would unilaterally replace half of the incumbent members of the Board without stockholder input following our public efforts to upgrade the Board. It is evident to us that the current Board has not been interested in proactively and continually adding new talent to the Board absent stockholder intervention, and we question the ability of the incumbent Board to properly identify and select candidates who will contribute to the maximization of stockholder value given the significant value destruction that has occurred under the incumbent Board’s watch.

We are also concerned with the Company’s poor corporate governance that severely limits the ability of stockholders to seek effective change at Support.com. Stockholders are prohibited from taking action by written consent, cannot call special meetings and can amend certain provisions of the Company’s organizational documents (including all Bylaw provisions) with a prohibitively high supermajority vote of two-thirds of all outstanding shares.

We are Concerned that the Board is not Aligned with Stockholders as Evidenced by its Minimal Level of Stock Ownership

We believe the Board’s ineffectiveness at tackling the persistent destruction of stockholder value is in large part a function of a troubling misalignment of interests between the directors and Support.com’s stockholders.  Collectively, the members of the Board own outright an aggregate of 204,705 shares of Common Stock, representing less than 0.4% of the Company’s outstanding shares. Even when including all unexercised options and awards that vest within 60 days, the members of the Board collectively beneficially own just 506,639 shares, representing beneficial ownership of approximately 0.9% of the outstanding shares. We believe that the low level of stock ownership by the incumbent Board evidences a lack of alignment between their interests and the interests of the Company’s current stockholders.  We believe the Board is in desperate need of new independent directors whose interests are better aligned with stockholders who have invested their own capital in the Company’s stock.

In contrast, our Nominees collectively own an aggregate of 8,181,218 shares of Common Stock, representing approximately 14.9% of the outstanding shares. Mr. Radoff directly owns 875,000 shares, and by virtue of his relationship with BLR Partners as further explained elsewhere in this Proxy Statement, may be deemed the beneficial owner of 3,905,623 shares of Common Stock directly owned by BLR Partners, for an aggregate of 4,780,623 shares of Common Stock, constituting approximately 8.7% of the outstanding shares. Mr. Singer, by virtue of his relationship with Series One as further explained elsewhere in this Proxy Statement, may be deemed the beneficial owner of 3,250,595 shares of Common Stock owned by Series One, constituting approximately 5.9% of the outstanding shares. Mr. Schechter directly owns 100,000 shares of Common Stock, Mr. Bloom directly owns 50,000 shares of Common Stock and Mr. Kelley does not own any shares of Common Stock, constituting approximately 0.2%, 0.1% and 0%, respectively, of the outstanding shares.

 Our Nominees are Committed to Taking the Necessary Steps to Maximize Stockholder Value

We have identified five highly qualified, independent directors with relevant business and financial experience who we believe will bring a much needed stockholder perspective into the boardroom and would be valuable in assessing and executing on initiatives to unlock value at the Company. Our slate of Nominees consists of individuals with a blend of operating, turnaround, capital allocation and corporate governance experience who are committed to representing the best interests of the Company’s stockholders in the boardroom. If elected, our Nominees will work hard to establish a culture of accountability and will fully and fairly evaluate all opportunities to maximize stockholder value, including, but not limited to:

-	Conducting a full review of the Company’s operations to determine viability and the best risk adjusted path forward;

-	Engaging a financial advisor to explore strategic alternatives available to the Company;

-	Improving the Company’s corporate governance practices; and

-	Reducing corporate expenses.

If elected, our Nominees will bring direct stockholder representation and an owner’s mindset to the Board. Our interests are closely aligned with those of all stockholders and we will relentlessly seek to restore the value of our Company for its stockholders.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

 The Board is currently composed of six directors, each with terms expiring at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our five Nominees in opposition to the Company’s director nominees.  Your vote to elect the Nominees will have the legal effect of replacing five incumbent directors with the Nominees.  If at least four of the Nominees are elected, such Nominees will represent a majority of the members of the Board. In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to us by the Nominees.  Each of the Nominees is a citizen of the United States of America.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation” and below.

Richard Bloom, age 48, has served as a director of NexCore Group, LLC (formerly NexCore Healthcare Capital Corporation), a healthcare real estate developer and property manager, since December 2010. He has also served as a director of GlideRite Corporation, an equipment repair and maintenance service provider to large national retailers, since June 2009.  Additionally, he served as Executive Chairman of Arcata LLC (formerly MyPrint Corp), a marketing execution services company, from 2009 through October 2011. He served as President and Chief Operating Officer of Renaissance Acquisition Corporation, a publicly traded special purpose acquisition company, from the date of their initial public offering in 2007 until 2009. Mr. Bloom served as the Chief Executive Officer of Caswell Massey (“Caswell Massey”), a personal care consumer product company, from 2006 to 2007, and as a director and Vice Chairman of Caswell Massey from 2003 to 2007. From 1999 to 2006, Mr. Bloom served in various positions at Marietta Corporation (“Marietta Corporation”), a maker and marketer of personal care and household products, most recently as its Chief Executive Officer and President. Mr. Bloom also served as a director of Marietta Holding Corporation, the successor entity to Marietta Corporation, from 2004 to 2007, and as a director and President of BFMA Holding Corporation, which owned and operated Marietta Corporation, from 1996 to 2004. Mr. Bloom also served as a director of AmeriQual Group, LLC, the largest producer and supplier of meals ready-to-eat to the United States military, from 2005 to 2007. Mr. Bloom earned a BS summa cum laude in Economic Science from The Wharton School, University of Pennsylvania.

VIEX believes that Mr. Bloom’s extensive experience serving in senior executive positions, coupled with his service on various company boards will make him a valuable addition to the Board.

Brian J. Kelley, age 64, has served as the Chief Executive Officer of Four Winds Advisors LLC, where he advises technology focused clients on restructuring, turnaround and business development, since October 2012. Mr. Kelley previously served as the Chief Executive Officer and a director of Alteva, Inc. (“Alteva”) (formerly NYSE MKT: ALTV), a premier provider of cloud-based, VoIP and hosted Unified Communications-as-a-Service (UCaaS) services until the completion of its sale to Momentum Telecom in December 2015. Mr. Kelley initially joined Alteva as a director in November 2013 and was named Chief Executive Officer in June 2014 to lead a turnaround of the company. From October 2013 until April 2014, Mr. Kelley served as the Chief Executive Officer and a director of snom Technology, Inc., a leading global provider in designing, manufacturing and marketing VoIP communications equipment. From April 2008 to July 2012, Mr. Kelley served as a director of Tii Network Technologies, Inc. (“Tii”) (formerly NASDAQ:TIII), a leader in designing, manufacturing and marketing network products for the communications industry, where he also served as its Chairman beginning in 2010. In October 2011, Mr. Kelley was also named Tii’s President and Chief Executive Officer to lead a turnaround and eventual sale of the company, which was completed in July 2012. Mr. Kelley’s professional experience also includes serving as the President of TAMCO Technology Corp., a financial solutions-focused business management and development company concentrated on communications technology asset management, from 2007 to 2010; President, Chief Executive Officer and a director of Cognitronics Corporation, a formerly publicly-traded provider of central-office communications technology hardware and software solutions, from 1994 to 2006; and various senior management positions with TIE/Communications, Inc., a formerly publicly-traded diversified telecommunications services company, from 1981 to 1994. Mr. Kelley holds a Bachelor of Arts degree in Economics from the University of New Hampshire and a Masters in Business Administration degree from the University of Connecticut.

VIEX believes that Mr. Kelley’s expertise in the technology industry and his experience leading successful turnarounds of public and private companies in the industry will make him a valuable addition to the Board.

Bradley L. Radoff, age 42, has served as Principal of Fondren Management LP, a private investment management company, since January 2005. Mr. Radoff served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from July 2006 to February 2009. He has also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from April 2003 to December 2004. Previously, Mr. Radoff served as a director of Citadel Investment Group LLC, a global financial institution, from July 2000 to March 2003. He began his career working as an analyst at Third Point Management LLC, from August 1997 to June 2000, and at Yellowstone Capital LLC, from August 1995 to July 1997. In addition, Mr. Radoff co-founded Snap Kitchen LLC in 2009 and has served as a director there since August 2013. Mr. Radoff has also served as a director of Pogo Producing Company from March 2007 to November 2007 prior to its sale to Plains Exploration. Mr. Radoff graduated summa cum laude with a B.A. in Economics from The Wharton School at the University of Pennsylvania.

VIEX believes that Mr. Radoff’s successful career in investment management and advisory and background in finance and accounting will make him an ideal candidate for the Board.

Joshua E. Schechter, age 43, is a private investor.  Mr. Schechter has also served as a director of Viad Corp (NYSE:VVI), an S&P SmallCap 600 international experiential services company, since April 2015, where he also serves as a member of its Corporate Governance & Nominating Committee. He previously served as a director of Aderans Co., Ltd. (TYO:8170) (“Aderans”), a multi-national company engaged in hair-related business, and as the Executive Chairman of Aderans America Holdings, Inc., Aderans’ holding company in the United States, from August 2008 to May 2015. From 2001 to June 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and from 2008 to June 2013, Mr. Schechter served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter previously served on the Board of Directors of The Pantry, Inc. (formerly NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, where he was a member of its Corporate Governance & Nominating and Audit & Financial Committees, from March 2014 until the completion of its sale in March 2015; WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ:HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves, from 2005 until 2008; and Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin.

VIEX believes that Mr. Schechter’s financial and investment experience in a variety of industries, together with his significant experience serving on a number of public company boards, makes him well qualified to serve on the Board.

Eric Singer, age 42, has served as the managing member of each of VIEX GP and VIEX Capital since May 2014.  From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. (“PCP III”), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. (“PCP II”) and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014.  The principal business of PCP III and PCP II is investing in securities.  From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. He managed private portfolios for Alpine Resources, LLC from January 2003 to July 2007. Mr. Singer currently serves on the board of directors of Numerex Corp. (NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the Internet of Things (IoT), since March 2016,  TigerLogic Corporation (NASDAQ: TIGR), a global provider in engagement solutions, including Postano social media aggregation, display and fan engagement platform and Omnis mobile development platform, since January 2015, and IEC Electronics Corp. (NYSE MKT: IEC), a provider of electronic manufacturing services to advanced technology companies primarily in the military and aerospace, medical, industrial and communications sectors, since February 2015.  Mr. Singer previously served as a director of Meru Networks, Inc. (NASDAQ:MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (NASDAQ:PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (NASDAQ:SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the Board from January 2013 until December 2013, and Zilog Corporation (NASDAQ:ZILG), a semiconductor company, from August 2008 until its sale in February 2010.  Mr. Singer holds a B.A. from Brandeis University.

VIEX believes that Mr. Singer’s financial expertise and significant experience serving as a director of various technology companies, will make him a valuable addition to the Board.

Mr. Bloom’s principal business address is 15652 Woodvale Road, Encino, California 91436.  Mr. Kelley’s principal business address is 92 Four Winds Lane, New Canaan, Connecticut 06840. Mr. Radoff’s principal business address is 1177 West Loop South, Suite 1625, Houston, Texas 77027. Mr. Schechter’s principal business address is 302 South Mansfield Avenue, Los Angeles, California 90036.  Mr. Singer’s principal business address is c/o VIEX Capital Advisors, LLC, 825 Third Avenue, 33rd Floor, New York, New York 10022.

As of the date hereof, Mr. Bloom directly owns 50,000 shares of Common Stock. As of the date hereof, Mr. Schechter directly owns 100,000 shares of Common Stock. As of the date hereof, Mr. Kelley does not beneficially own any securities of the Company.

As of the date hereof, Mr. Radoff directly owns 875,000 shares of Common Stock. As the sole shareholder and sole director of each of BLRGP and FMLP, Mr. Radoff may be deemed the beneficial owner of the 3,905,623 shares of Common Stock owned by BLR Partners, as further explained elsewhere in this Proxy Statement.

As of the date hereof, Mr. Singer does not directly own any securities of the Company. As the managing member of each of VIEX GP and VIEX Capital, Mr. Singer may be deemed the beneficial owner of the 3,250,595 shares of Common Stock owned by Series One, as further explained elsewhere in this Proxy Statement.

Each of the Nominees may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own, except to the extent of his respective pecuniary interest therein.  For information regarding purchases and sales during the past two years by the members of the Group of securities of the Company, see Schedule I.

Series One, VIEX GP, VIEX Capital, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Messrs. Radoff and Singer have entered into letter agreements pursuant to which they agreed to indemnify each of Messrs. Bloom, Kelley and Schechter against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

On March 25, 2016, Series One, VIEX GP, VIEX Capital, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law, (ii) to solicit proxies for the election of the Nominees at the Annual Meeting and (iii) that all expenses incurred in connection with the solicitation shall be split between BLR Partners and its affiliates (60%) and Series One and its affiliates (40%).

Other than as stated herein, there are no arrangements or understandings between members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

If VIEX is successful in electing at least four of the Nominees at the Annual Meeting, then a change in control of the Board may be deemed to have occurred under certain of Support.com’s material contracts and agreements, and such a change in control may trigger certain change in control provisions or payments in certain of the Company’s plans and agreements, including in the Company’s employment agreements with its named executive officers (NEOs), and certain equity plans. With respect to the Company’s employment agreements with its NEOs, the change in control provisions are “double-trigger” provisions, meaning that a change of control in and of itself does not trigger any payments, but rather there would also need to be either a termination of the executive without “cause” or a voluntary resignation by the executive for “good reason” before any benefits are triggered. In the event of such termination or resignation in connection with a change in control, Dr. Cholawsky would be eligible to receive severance pay equal to 12 months of base salary and 100% of her equity awards would vest immediately, except for stock options with market-based conditions. In the event of such termination or resignation in connection with a change in control, Mr. Lakkaraju would be eligible to receive severance pay equal to six months of base salary and 50% of the short-term cash incentive target in effect for the year in which he is terminated/resigns and 100% of his equity awards would vest immediately, except for stock options with market-based conditions. Our Nominees, if elected, do not presently have any intention to terminate any of the covered NEOs without cause or to otherwise take any action that may provide “good reason” for any such covered NEOs to voluntarily terminate their employment for “good reason.” In addition, under the Company’s 2010 Equity and Performance Incentive Plan, award grants of options, appreciation rights, restricted stock, restricted stock units, performance shares and performance units may provide for accelerated vesting upon a change of control.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominees in accordance with the Company’s Bylaws and shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

 “RESOLVED, that the compensation paid to the Company’s Named Executive Officers, as disclosed in the Company’s proxy statement for the 2016 annual meeting of stockholders pursuant to SEC rules and regulations, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

According to the Company’s proxy statement, the stockholder vote on the say-on-pay proposal is an advisory vote only, and it is not binding on the Company, the Board or the Compensation Committee of the Board; however, the Board and the Compensation Committee of the Board are expected to take into account the outcome of the vote when considering future compensation decisions.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION AND INTEND TO VOTE OUR SHARES ACCORDING TO THE RECOMMENDATION OF ISS.

PROPOSAL NO. 3

APPROVAL OF THE COMPANY’S SECOND AMENDED AND RESTATED 2010 EQUITY AND PERFORMANCE INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board adopted the Restated Equity Plan on February 9, 2016, subject to the approval of the Company’s stockholders. Accordingly, the Company is asking stockholders to approve the Restated Equity Plan.

As disclosed in the Company’s proxy statement, the sole purpose of adopting the Restated Equity Plan is to increase the number of shares of Common Stock available for issuance under the Restated Equity Plan by 1,000,000 shares, for a total of 8,250,00 shares available for issuance.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE COMPANY’S SECOND AMENDED AND RESTATED 2010 EQUITY AND PERFORMANCE INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES ACCORDING TO THE RECOMMENDATION OF ISS.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK WITHIN A RANGE OF REVERSE SPLIT RATIOS

As discussed in further detail in the Company’s proxy statement, the Board is proposing to amend the Charter to effect a reverse stock split of the issued and outstanding shares of Common Stock and those shares held in treasury stock at a split ratio of not less than one-for-three and not more than one-for-seven (the “Reverse Split”), subject to the approval of the Company’s stockholders. Accordingly, the Company is asking stockholders to approve the amendment to the Charter to authorize the Board to effect the Reverse Split.

VIEX is in favor of this proposal because it may help the Company regain compliance with the minimum bid price rule established by the NASDAQ Stock Market. VIEX does not want the Company to become delisted and encourages stockholders to vote in favor of this proposal.

WE RECOMMEND A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

SUBJECT TO APPROVAL OF PROPOSAL NO. 4, APPROVAL TO AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO REDUCE THE TOTAL NUMBER OF SHARES OF COMMON STOCK THAT THE COMPANY IS AUTHORIZED TO ISSUE

As discussed in further detail in the Company’s proxy statement, the Board is proposing, subject to approval of Proposal No. 4, that the Charter be amended to effect a reduction in the total number of authorized shares of Common Stock from 150,000,000 to not less than 21,428,572 (the “Reduced Authorization”). The Company has disclosed that the Reduced Authorization will not be considered for approval by the stockholders unless the Reverse Split is approved. If the Reverse Split is approved but the Reduced Authorized proposal is not approved, the Reverse Split alone will be authorized. In the event the Reverse Split is approved by stockholders, the Company is asking stockholders to approve the amendment to the Charter to provide for the Reduced Authorization.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL TO AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO REDUCE THE TOTAL NUMBER OF SHARES OF AUTHORIZED COMMON STOCK AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

RATIFICATION OF THE SECTION 382 TAX BENEFITS PRESERVATION PLAN

As discussed in further detail in the Company’s proxy statement, the Board is asking stockholders to ratify the NOL Plan that was adopted by the Board on April 20, 2016. The Company has explained that the NOL Plan is intended to act as a deterrent to any person acquiring beneficial ownership of 4.99% or more of the Company’s outstanding shares of Common Stock within the meaning of Section 382 of the Internal Revenue Code, as amended, other than with the approval of the Board, in an effort to diminish the risk that the Company’s ability to utilize its net operating loss carryforwards may become substantially limited. The Company estimates that as of December 31, 2015, the Company had approximately $126.2 million of (pre-tax) federal NOLs that could potentially be utilized in certain circumstances to offset the Company’s future taxable income and reduce its federal income tax liability.

The Company has disclosed that stockholder ratification of the NOL Plan is not required by applicable law or by the Company’s Charter, Bylaws or other governing documents; however, the Board is requesting stockholder ratification of the adoption of the NOL Plan to determine stockholders’ viewpoints on the advisability of the NOL Plan. The Company also has disclosed that, in the event the stockholders fail to ratify the NOL Plan, the Board may, although it is not required to, reconsider whether or not to preserve the NOL Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SECTION 382 TAX BENEFITS PRESERVATION PLAN AND INTEND TO VOTE OUR SHARES ACCORDING TO THE RECOMMENDATION OF ISS.

PROPOSAL NO. 7

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed BDO USA, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.  The Company is submitting the appointment of BDO USA, LLP for ratification by the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, although stockholder ratification is not required by the Bylaws or otherwise, if the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for fiscal 2016 is not ratified by the Company’s stockholders, the Audit Committee of the Board will review its future selection of the Company’s independent registered public accounting firm. The Company also disclosed that even if the selection is ratified, the Audit Committee of the Board may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the Company’s and stockholders’ best interests.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

LIMITED AUTHORIZATION TO ADJOURN THE ANNUAL MEETING

As discussed in further detail in the Company’s proxy statement, the Board is proposing that if the Annual Meeting is convened and a quorum is present, but there are not sufficient votes to approve Proposal No. 4 and Proposal No. 5, the Company’s proxy holders may move to adjourn the Annual Meeting at that time in order to enable the Board to solicit additional proxies. No authority is being sought under this Proposal No. 8 to adjourn the Annual Meeting until after all proposals referenced in the Company’s proxy statement, other than Proposals No. 4 and 5, including the election of directors, are voted upon and the polls for all such proposals, other than Proposals No. 4 and 5, have been closed. The limited authorization is subject to the approval of the Company’s stockholders. Accordingly, the Company is asking stockholders to approve the limited authorization to adjourn the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE LIMITED ADJOURNMENT PROPOSAL AND INTEND TO VOTE OUR SHARES ACCORDING TO THE RECOMMENDATION OF ISS.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, VIEX believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, AGAINST the approval, on an advisory basis, of the compensation of the Company’s named executive officers,  AGAINST the approval of the Restated Equity Plan, FOR the approval to amend the Charter to effect the Reverse Split, FOR the approval to amend the Charter to reduce proportionally the total number of shares of Common Stock that the Company is authorized to issue, AGAINST the ratification of the adoption of the NOL Plan, FOR the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and FOR the limited authorization to adjourn the Annual Meeting if there are not sufficient votes to approve Proposal No. 4 and Proposal No. 5.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate six candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. VIEX intends to vote all of its shares of Common Stock in favor of the Nominees.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

QUORUM; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors – The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the six nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Vote on Executive Officer Compensation ─ According to the Company’s proxy statement, assuming that a quorum is present, for the advisory vote on executive compensation, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval.  The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

Approval of the Restated Equity Plan – According to the Company’s proxy statement, assuming that a quorum is present, for the Restated Equity Plan, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval.  The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

Approval to Amend Charter to Effect a Reverse Stock Split - According to the Company’s proxy statement, assuming that a quorum is present, the amendment to the Charter authorizing the Reverse Split requires the approval of holders of at least a majority of the outstanding shares of Common Stock, and not merely the approval of a majority of the shares represented in person and by proxy at the Annual Meeting. Therefore, the Company has indicated that abstentions and broker non-votes will have the same effect as a vote against the proposal.

Approval to Amend Charter to Reduce the Total Number of Shares of Common Stock – According to the Company’s proxy statement, the proposal to reduce the total number shares of Common Stock is subject to the approval of Proposal No. 4. If Proposal No. 4 is approved, assuming that a quorum is present, the amendment to the Charter to reduce the number of authorized shares of Common Stock requires the approval of holders of at least a majority of the outstanding shares of Common Stock, and not merely the approval of a majority of the shares represented in person and by proxy at the Annual Meeting. Therefore, the Company has indicated that abstentions and broker non-votes will have the same effect as a vote against the proposal.

Ratification of the Adoption of the NOL Plan - According to the Company’s proxy statement, assuming that a quorum is present, for the ratification of the adoption of the NOL Plan, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval.  The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

Ratification of the Appointment of Public Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, for the ratification of BDO USA, LLP, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval.  The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

Limited Authorization to Adjourn the Annual Meeting - According to the Company’s proxy statement, assuming that a quorum is present, for the approval of the limited authorization to adjourn the Annual Meeting, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval.  The Company has indicated that abstentions will have the same effect as a vote against this proposal, but broker non-votes will have no effect on the proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to VIEX in care of Morrow at the address set forth on the back cover of this Proxy Statement or to the Company at 900 Chesapeake Drive, 2nd Floor, Redwood City, California, or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to VIEX in care of Morrow at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Morrow may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by VIEX.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

VIEX has entered into an agreement with Morrow for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee not to exceed $125,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  VIEX has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of shares of Common Stock they hold of record.  VIEX will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Morrow will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by VIEX. Costs of this solicitation of proxies are currently estimated to be approximately $[  ].  VIEX estimates that through the date hereof its expenses in connection with this solicitation are approximately $[ ].  VIEX intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  VIEX does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Series One, VIEX GP, VIEX Capital, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and the Nominees are the participants in this solicitation.  The principal business of Series One is investing in securities.  The principal business of VIEX GP is acting as the general partner of Series One.  The principal business of VIEX Capital is serving as the investment manager of Series One. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital. The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP.

The principal business address of each of Series One, VIEX GP, VIEX Capital and Mr. Singer is 825 Third Avenue, 33rd Floor, New York, New York 10022. The principal business address of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027.

As of the date hereof, Series One beneficially owned directly 3,250,595 shares of Common Stock.  VIEX GP, as the general partner of Series One, may be deemed to beneficially own the 3,250,595 shares of Common Stock owned by Series One.  VIEX Capital, as the investment manager of Series One, may be deemed to beneficially own the 3,250,595 shares of Common Stock owned by Series One. Mr. Singer, as the managing member of each of VIEX GP and VIEX Capital, may be deemed to beneficially own the 3,250,595 shares owned by Series One.

As of the date hereof, BLR Partners beneficially owned directly 3,905,623 shares of Common Stock. BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 3,905,623 shares of Common Stock owned directly by BLR Partners. BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 3,905,623 shares of Common Stock owned by BLR Partners. Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 3,905,623 shares of Common Stock owned by BLR Partners. FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 3,905,623 shares of Common Stock owned by BLR Partners. Mr. Radoff, as the sole stockholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 3,905,623 shares of Common Stock owned by BLR Partners. As of the date hereof, Mr. Radoff beneficially owned directly 875,000 shares of Common Stock.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, the Group is deemed to beneficially own in the aggregate 8,181,218 shares of Common Stock that are beneficially owned in the aggregate by the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own except to the extent of his or its pecuniary interest therein.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by Series One and BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock purchased by Messrs. Bloom, Radoff and Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

VIEX is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which VIEX is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 of the Exchange Act, any proposal that a stockholder intends to present at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”), for inclusion in the Company’s proxy statement for the 2017 Annual Meeting, must be submitted to the attention of the Corporate Secretary at the Company’s principal offices, located at 900 Chesapeake Drive, Second Floor, Redwood City, California 94063, no later than January 4, 2017.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2017 Annual Meeting must give written notice of that proposal to the Company’s Corporate Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days).  Therefore, to be presented at the 2017 Annual Meeting, such a proposal must be delivered between March 26, 2017 and April 25, 2017.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement and organizational documents.  The incorporation of this information in this Proxy Statement should not be construed as an admission by VIEX that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

VIEX Opportunities Fund, LP – Series One

[ ], 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

1,985,204	09/24/2015
(13,000)	09/24/2015
109,295	10/02/2015
110,685	10/05/2015
377,000	10/07/2015
129,750	10/09/2015
198,183	10/13/2015
14,044	10/15/2015
51,740	10/20/2015
34,944	10/21/2015
2,250	10/22/2015
6,500	10/27/2015
244,000	10/29/2015

BLR PARTNERS LP

149,000	05/22/2014
11,600	05/27/2014
19,400	06/23/2014
20,000	06/24/2014
20,000	06/25/2014
75,000	06/26/2014
250,000	06/27/2014
(25,700)	07/08/2014
(13,000)	07/09/2014
(5,000)	07/10/2014
(10,000)	07/11/2014
(15,000)	07/15/2014
(76,300)	07/16/2014
(5,000)	07/17/2014
(24,900)	07/23/2014
(10,000)	07/25/2014
(15,000)	07/31/2014
(12,500)	08/01/2014
(10,000)	08/15/2014
(7,600)	08/20/2014
(50,000)	09/18/2014
(15,000)	10/06/2014

(17,500)	10/13/2014
100,000	10/15/2014
40,000	10/17/2014
(15,000)	10/22/2014
(12,500)	10/23/2014
(13,000)	10/24/2014
(12,500)	10/27/2014
(12,500)	10/28/2014
(5,000)	11/12/2014
3,850	12/16/2014
(25,000)	01/21/2015
(130,850)	02/11/2015
(23,500)	02/12/2015
(20,000)	03/04/2015
(30,000)	03/11/2015
(76,500)	03/11/2015
22,200	06/23/2015
16,113	06/25/2015
275,947	06/26/2015
9,906	06/29/2015
1,200	06/30/2015
2,300	07/02/2015
22,662	07/07/2015
93,610	07/09/2015
(3,396)	07/17/2015
74,509	07/20/2015
1,186	07/22/2015
3,763	07/29/2015
40,000	07/30/2015
(20,000)	07/30/2015
75,700	07/31/2015
75,154	08/06/2015
40,000	08/07/2015
122,070	08/10/2015
42,935	08/11/2015
49,937	08/12/2015
2,910	08/13/2015
48,600	08/14/2015
92,823	08/17/2015
3,900	08/18/2015
8,154	08/21/2015
40,000	08/24/2015
67,000	08/25/2015
472,000	08/26/2015
998,817	08/26/2015
20,000	09/22/2015
10,000	09/30/2015
350,000	10/01/2015
7,500	10/01/2015
109,314	10/02/2015
54,415	10/05/2015

188,500	10/07/2015
144,739	10/09/2015
99,091	10/13/2015
14,045	10/15/2015
39,396	10/21/2015
6,400	10/27/2015
121,500	10/29/2015
52,310	01/20/2016
8,413	01/21/2016

BRADLEY L. RADOFF
94,900	05/21/2014
2,600	05/23/2014
(97,500)	06/30/2014
350,000	10/01/2015
7,500	10/01/2015
54,415	10/05/2015
188,500	10/07/2015
99,090	10/13/2015
51,745	10/20/2015
2,250	10/22/2015
121,500	10/29/2015

RICHARD BLOOM
15,000	03/29/2016
10,000	03/29/2016
10,000	03/29/2016
15,000	03/29/2016

JOSHUA E. SCHECHTER

12,872	06/26/2014
12,028	06/26/2014
100	06/26/2014
(3,828)	09/12/2014
(21,172)	09/12/2014
200	09/30/2015
14,896	09/30/2015
6,900	09/30/2015
1,700	09/30/2015
800	09/30/2015
50,000	09/30/2015
25,504	10/01/2015

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 4, 2016.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 18, 2016 with respect to the beneficial ownership of shares of Common Stock by: (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock; (ii) each of the Company’s named executive officers listed in the Summary Compensation Table under the section entitled “Executive Compensation”; (iii) each of our directors; and (iv) all directors and named executive officers of the Company as a group. On April 18, 2016, 54,959,716 shares of Common Stock were issued and outstanding. Ownership information is based on information furnished by the respective individuals or entities, as the case may be.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Outstanding (1)
5% or More Stockholders:
VIEX Capital Advisors, LLC and affiliates (2)	8,131,218	14.79%
Prescott General Partners LLC and affiliates (3)	3,756,364	6.83%
Royce & Associates, LLC (4)	3,723,341	6.77%
Kennedy Capital Management, Inc. (5)	3,050,279	5.55%
Directors and Named Executive Officers (6):
Elizabeth Cholawsky (7)	178,127	*
Roop Lakkaraju (8)	328,231	*
Shaun Donnelly (9)	317,956	*
Greg Wrenn (10)	20,807	*
Elizabeth Fetter (11)	2,500	*
Toni Portmann (12)	128,891	*
Lowell Robinson (13)	2,500	*
Tim Stanley (14)	2,500	*
Jim Stephens (15)	72,722	*
All directors and named executive officers as a group (16)	1,173,633	2.09%
_______________

*	Represents holdings of less than 1%.

(1)
To our knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the other notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire through June 21, 2016 (within 60 days after April 18, 2016) through the exercise of any stock options or through the vesting of RSUs payable in shares. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Vested stock options subject to unmet market conditions are not included in these totals.

II-1

(2)
Based solely on information reported on a Schedule 13D/A filed with the SEC on March 29, 2016. VIEX Capital Advisors, LLC and affiliates reported sole voting power and sole dispositive power of 8,131,218 shares of Common Stock. The mailing address for VIEX Capital Advisors, LLC is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(3)
Based solely on information reported on a Schedule 13G/A filed with the SEC on February 14, 2014. Prescott General Partners LLC and affiliates reported shared voting power and shared dispositive power of 3,756,364 shares of Common Stock. The mailing address for Prescott General Partners LLC is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

(4)
Based solely on information reported on a Schedule 13G/A filed with the SEC on January 27, 2016. Royce & Associates, LLC reported sole voting power and sole dispositive power of 3,723,341 shares of Common Stock. The mailing address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(5)
Based solely on information reported on a Schedule 13G filed with the SEC on February 12, 2016. Kennedy Capital Management, Inc. reported sole voting power of 2,874,956 and sole dispositive power of 3,050,279 shares of Common Stock. The mailing address for Kennedy Capital Management, Inc. is 10829 Olive Boulevard, St. Louis, MO 63141.

(6)	The address of each director and named executive officer is Support.com, Inc., 900 Chesapeake Drive, Second Floor, Redwood City, California 94063, Attention: Investor Relations.

(7)
Includes 128,990 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 49,137 shares of Common Stock held by Dr. Cholawsky, who has sole voting and dispositive power.

(8)
Includes 230,449 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 97,782 shares of Common Stock held by Mr. Lakkaraju, who has sole voting and dispositive power.

(9)
Includes 306,526 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 11,430 shares of Common Stock held by Mr. Donnelly, who has sole voting and dispositive power. As a result of his role change from SVP of Business Development and Account Management to SVP of Customer Success and Services Sales, Mr. Donnelly is no longer an executive officer of the Company effective February 9, 2016. Mr. Donnelly resigned his employment with the Company effective April 1, 2016.

(10)	Includes 20,807 shares of Common Stock held by Mr. Wrenn, who has sole voting and dispositive power. Mr. Wrenn resigned his employment with the Company effective August 6, 2015.

(11)
Ms. Fetter was appointed as a member of the Board effective March 14, 2016. Includes 2,500 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016.

(12)
Includes 92,722 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 36,169 shares of Common Stock held by Ms. Portmann, who has sole voting and dispositive power.

(13)
Mr. Robinson was appointed as a member of the Board effective March 14, 2016. Includes 2,500 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016.

(14)
Mr. Stanley was appointed as a member of the Board effective March 4, 2016. Includes 2,500 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016.

(15)
Includes 72,722 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 119,399 shares of Common Stock held by Mr. Stephens, who has sole voting and dispositive power.

(16)
Includes 838,909 shares of Common Stock subject to stock options and awards that are exercisable or releasable within 60 days of April 18, 2016. Also includes 334,724 shares of Common Stock held by directors and named executive officers. During 2015, our named executive officers consisted of Elizabeth Cholawsky, Roop Lakkaraju, Shaun Donnelly, and Greg Wrenn. As of April 18, 2016, our independent directors consisted of Elizabeth Fetter, Toni Portmann, Lowell Robinson, Tim Stanley and Jim Stephens.

II-2

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give us your proxy FOR the election of our Nominees and in accordance with VIEX’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of VIEX’s proxy materials,
please contact Morrow & Co., LLC at the phone numbers or email listed below.

MORROW & CO., LLC
470 West Avenue
Stamford, CT 06902

Call Toll Free: (800) 662-5200
Call Direct: (203) 658-9400
Email: VIEX@morrowco.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 5, 2016

SUPPORT.COM, INC.

2016 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF VIEX OPPORTUNITIES FUND, LP – SERIES ONE AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF SUPPORT.COM, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Eric Singer, Bradley L. Radoff and Joshua E. Schechter,and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Support.com, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Stockholders of the Company scheduled to be held on Friday, June 24, 2016, at 10:00 a.m. Pacific Time, at the Hyatt House Belmont/Redwood Shores hotel located at 400 Concourse Drive, Belmont, California 94002 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy, his substitute, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to VIEX Opportunities Fund, LP – Series One (“VIEX”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “AGAINST” PROPOSAL 3, “FOR” PROPOSAL 4, “FOR” PROPOSAL 5, “AGAINST” PROPOSAL 6, “FOR” PROPOSAL 7 and “FOR” PROPOSAL 8.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with VIEX’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

VIEX STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND IN FAVOR OF PROPOSAL 4.  VIEX MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3, 5, 6, 7 and 8.

1.	VIEX’s proposal to elect Richard Bloom, Brian J. Kelley, Bradley L. Radoff, Joshua E. Schechter and Eric Singer as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Richard Bloom Brian J. Kelley Bradley L. Radoff Joshua E. Schechter Eric Singer	[ ]	[ ]	[ ] ________________ ________________ ________________ ________________

VIEX does not expect that any of the nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, VIEX has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to approve, on an advisory basis, the compensation paid to the Company’s Named Executive Officers for the year ended December 31, 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to approve the Company’s Amended and Restated 2010 Equity and Performance Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
Company’s proposal to approve an amendment to the Company’s Restated Certificate of Incorporation to effect a reverse stock split of the Company’s outstanding common stock and common stock held in treasury, within a range of one-for-three to one-for-seven.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.
Company’s proposal, subject to approval of Proposal No. 4 above, to approve an amendment to the Company’s Restated Certificate of Incorporation to reduce proportionally the total number of shares of common stock the Company is authorized to issue using the same split factor ultimately used in the reverse stock split contemplated by Proposal No. 4.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Company’s proposal to ratify the adoption of the Company’s Section 382 Tax Benefits Preservation Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	Company’s proposal to ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	Company’s proposal to approve a limited authorization to adjourn the Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.